PROSPECTUS SUPPLEMENT NO. 5	FILED PURSUANT TO RULE 424(b)(3) and (c)

(TO PROSPECTUS DATED APRIL 30, 2004)	FILE NO. 333-112263

$60,000,000

Input/ Output, Inc.

5.50% Convertible Senior Notes Due 2008

and the Shares of Common Stock Issuable
upon Conversion of the Convertible Notes

        This prospectus supplement relates to the resale by the holders of the 5.50% Convertible Senior Notes due 2008 of Input/ Output, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement supplements and should be read in conjunction with the prospectus dated April 30, 2004, as previously supplemented, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments and supplements thereto. The terms of the notes are set forth in the prospectus.

      The information in the prospectus appearing in the table under the heading “Selling Securityholders” is supplemented by the information appearing in the table below. The information below is furnished to us by the selling securityholders listed below on or before January 18, 2005.

				Number of	Number of
	Amount of	Percentage of		Shares of	Shares of
	Notes	Notes	Amount of	Common Stock	Common Stock
Selling	Beneficially	Beneficially	Notes That May	Beneficially	That May Be
Securityholder	Owned ($)	Owned (%)	Be Sold ($)(1)	Owned(2)(3)	Sold(1)(3)

JP Morgan Securities Inc.	1,250,000	2.08	1,250,000	289,351	289,351

(1)	Because a selling securityholder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given as to the number or percentage of notes and common stock that the selling securityholder will hold upon termination of any sales.

(2)	Represents only shares of common stock issuable upon conversion of the notes.

(3)	The number of shares of our common stock issuable upon conversion of the notes is calculated assuming conversion of the full amount of notes held by such holder at the initial conversion price of $4.32, which equals a conversion rate of 231.4815 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Price Adjustments” contained in the prospectus. Accordingly, the number of shares of common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares.

       Investing in the Convertible Notes and our Common Stock involves risks. See “Risk Factors” beginning on page 6 of the Prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2005